UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File No. 0-50367

HEMPTOWN CLOTHING INC.
(Translation of registrant's name into English)

1307 Venables Street, Vancouver, British Columbia, Canada, V5L 2G1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ ] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

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EXHIBIT LIST
Exhibit No.	Description
99.1

Notice, Information Circular, Proxy and Supplementary Mailing List Return Card for the 2003 annual general meeting of our company which was held on March 22, 2003 for the fiscal year ended December 31, 2002.

99.2	Notice, Information Circular and Proxy for the 2004 annual general meeting of our company which was held on June 12, 2004 for the fiscal year ended December 31, 2003.
99.3

Notice, Information Circular, Proxy and Supplementary Mailing List Return Card for the 2005 annual general meeting of our company which was held on June 18, 2005 for the fiscal year ended December 31, 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMPTOWN CLOTHING INC.

Date:  February 8, 2006.

        /s/"Jerry Kroll
__________________________
Name:  Jerry Kroll
Title:  Chairman and Chief Executive Officer

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